Taseko Mines Limited

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684·6365
Fax 604 684·8092
Toll Free 1 800 667·2114
http://www.tasekomines.com

TASEKO TO RE-START SX-EW PLANT AT GIBRALTAR

April 13, 2006, Vancouver, BC – Taseko Mines Limited (TSX:TKO; AMEX:TGB) announces that it will begin immediate refurbishment of the solvent extraction and electrowinning (SX-EW) plant at its Gibraltar mine, located near the City of Williams Lake, British Columbia. The anticipated capital cost of rehabilitation of the SX-EW plant is $3 million, with the plant expected to be operational by the fall of 2006.

Gibraltar’s SX-EW plant is capable of producing up to 7 million lbs of LME Grade Cathode Copper per year. During its 12 year operation between 1986 and being put on standby in 1998, the plant produced 85 million lbs of Cathode Copper at a cost of approximately US$0.75 per pound.

Over the last fifteen months since the Gibraltar mine re-opened, oxidized copper ore has been removed and stockpiled, while sulphide mineralization has been treated through conventional processes in the mine concentrator. Mining in the Pollyanna Pit has now progressed to the point where sufficient oxidized copper ore is available for placement on the leach pads which can now support continual operation of the SX-EW plant.

Gibraltar has 16.5 million tons of proven and probable oxide reserves in the Pollyanna and Connector Pits grading 0.148% Acid Soluble Cu at a 0.10% cut-off at $1.10 US/lb, as described in the March 2005 technical report by J. Hendry, P.Eng., and S. Wallis, P.Geo., of Roscoe Postle Associates Inc. These reserves contain approximately 23 million lbs of recoverable copper .

In addition to the above stated oxide reserves, a new oxide zone was discovered when the mine was on care and maintenance in 2003. Significant drilling has been completed in this area. Further geological work and engineering will be undertaken between now and the summer of 2006 with plans to develop access and infrastructure to support mining of this new oxide zone, in conjunction with the oxide ore coming from the Pollyanna and Connector Pits.

For further details on Taseko and its properties, please visit the Company’s website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission or the Company’s home jurisdiction filings at www.sedar.com.